UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 6)

Under the Securities Exchange Act of 1934

GOLUB CAPITAL BDC, INC.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

38173M 102
(CUSIP Number)
David B. Golub c/o Golub Capital BDC, Inc. 150 South Wacker Drive, Suite 800 Chicago, IL 60606 (312) 205-5050
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 12, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38173M 102
1	Name of Reporting Person David B. Golub
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 163,699
	8	Shared Voting Power 428,746
	9	Sole Dispositive Power 149,168
	10	Shared Dispositive Power 3,856,383

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,005,551
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percentage of Class Represented by Amount in Row (11) 9.4%
14	Type of Reporting Person IN

This Amendment No. 6 (“Amendment No. 6”) supplementally amends the initial statement on Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) on April 30, 2010 (as amended on April 6, 2011, January 3, 2012, August 17, 2012, January 3, 2013, and March 1, 2013 the "Schedule 13D"), by Mr. David B. Golub.  Capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the Schedule 13D.  This Amendment No. 6 is filed by Mr. Golub in accordance with Rule 13d-2 under the Securities Exchange Act of 1934, as amended, and it shall refer only to the information that has materially changed since the filing of the Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

As of the date hereof, Mr. Golub may be deemed to be the beneficial owner of 4,005,551 shares of Common Stock, representing 9.4% of the total issued and outstanding shares of Common Stock.  As set forth below, Mr. Golub’s beneficial ownership of 4,005,551 shares of Common Stock is comprised of his direct beneficial ownership of the 89,945 shares of Common Stock owned by Mr. Golub through his individual retirement account, his indirect beneficial ownership of the 59,223 shares of Common Stock owned by CDGQ LLC for his benefit, his indirect beneficial ownership of the 3,427,637 shares of Common Stock owned directly by Golub Capital Company V LLC and Golub Capital Company VI LLC and his indirect beneficial ownership of 423,459 shares of Common Stock owned directly by GCI Development LLC, GC Investment Management LLC and GEMS Associates, LLC. All percentages set forth in this statement on Schedule 13D are based upon the 42,791,805 shares of Common Stock issued and outstanding as of the date hereof.

On September 12, 2013, GCI Development LLC purchased an aggregate of 31,504 shares in a public offering at the public offering price of $16.95 per share. These shares will be held for the benefit of employees of Golub Capital and vest subject to certain adjustments as specified by the terms of the compensation arrangements.

Mr. Golub is the direct beneficial owner of the 89,945 shares of Common Stock owned through his individual retirement account and has sole voting power and sole dispositive power over these shares. Mr. Golub is the indirect beneficial owner of the 59,223 shares of Common Stock owned by CDGQ LLC for his benefit and has sole voting power and sole dispositive power over these shares. Mr. Golub also indirectly beneficially owns 14,531 shares of Common Stock through investments in Golub Capital Company V LLC and Golub Capital Company VI LLC, which directly own 2,291,784 and 1,135,853 shares of Common Stock, respectively.  Mr. Golub has sole voting power over these 14,531 shares, as the voting rights to the Common Stock owned by each entity have been passed through to the members or limited partners of each entity.  Together with the 149,168 shares owned through his individual retirement account and through CDGQ LLC, Mr. Golub has sole voting power over 163,699 shares of Common Stock.

Mr. Golub, together with Lawrence E. Golub, is a control person of Golub Capital LLC, the investment advisor of Golub Capital Company V LLC and Golub Capital Company VI LLC.  Due to his control of Golub Capital Company V LLC and Golub Capital Company VI LLC, Mr. Golub may be viewed as having shared dispositive power over all of the 3,427,637 shares of Common Stock owned directly by such entities although voting rights to the Common Stock have been passed through to the members or limited partners of each entity.  Each entity received shares of Common Stock in exchange for the limited liability company interests each owned in Golub Capital BDC LLC, the Issuer’s predecessor entity, upon the conversion of the Issuer from a Delaware limited liability company to a Delaware corporation on April 13, 2010.  Mr. Golub disclaims beneficial ownership of such shares of Common Stock except to the extent of his pecuniary interest therein, which interest is set forth above.

Mr. Golub, together with Lawrence E. Golub, is a control person of GCI Development LLC, GC Investment Management LLC and GEMS Associates, LLC.  Due to his control of such entities, Mr. Golub may be viewed as having shared voting and dispositive power over all of the 428,746 shares directly owned by such entities.  Mr. Golub disclaims beneficial ownership of such shares of Common Stock except to the extent of his pecuniary interest therein.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 20, 2013
Date

/s/ David B. Golub
Signature

David B. Golub
Name